

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Randy Maslow
Interim Chief Executive Officer
iAnthus Capital Holdings, Inc.
420 Lexington Avenue, Suite 414
New York, New York 10170

> **Re: iAnthus Capital Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed December 8, 2020**
> **File No. 000-56228**

Dear Mr. Maslow:

We issued comments to you on the above captioned filing on December 8, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 25, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Friedman, Esq.